Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, NY  10174-1901

direct dial number

(212) 818-8614

email address

ahudders@graubard.com

May 8, 2006

VIA FEDERAL EXPRESS and FACSIMILE

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010)

Washington, DC  20549

Re:

Pacific Gold Corporation
Registration Statement on Form SB-2
Filed April 5, 2006
File No. 333-133008

Dear Mr. Schwall:

On behalf of Pacific Gold Corporation (“Pacific Gold”), we respond as follows to the Staff’s written comments received by letter dated May 5, 2006 relating to the above-captioned registration statement.

Selling Stockholders, page 28

1.

Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer.  If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services.  If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.  Otherwise, identify the selling shareholder as an underwriter.  We may have additional comments.

Securities and Exchange Commission

May 8, 2006

RESPONSE

Neither of the selling shareholders are a registered broker-dealer or affiliate of a registered broker dealer.  In the securities purchase agreement, both selling shareholders represent that they are not required to be registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934 (See Section 3(c) of the Securities Purchase Agreement filed as Exhibit 10.1 to Current Report dated April 13, 2006 of Pacific Gold).  In addition, both of the purchasers represent that they are acquiring the securities for their own account, in the ordinary course of business (See Section 3(b) of the Securities Purchase Agreement filed as Exhibit 10.1 to Current Report dated April 13, 2006 of Pacific Gold).  I have also confirmed that at the time of the purchase, the selling shareholders did not have any agreements or understandings, directly or indirectly, with any party, to distribute the securities.  I have confirmed today the accuracy of the representations with counsel to the purchasers, and I have been informed that there are no changes to such representations.

Therefore, in light of the above response to the comment of the Staff, there is no change to be made to the disclosure about the selling shareholders at this time.

Unless there are any further comments, the Company would like to file an acceleration request as promptly as possible.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders

cc: Jason Wynn, Esq. - Via Fax 202-772-9369